SARCOMATRIX THERAPEUTICS CORPORATION

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sarcomatrix Therapeutics Corporation
Reno, Nevada

We have reviewed the accompanying financial statements of Sarcomatrix Therapeutics Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 20, 2024
Los Angeles, California

SARCOMATRIX THERAPEUTICS CORPORATION
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	36,803	$	-
Total Current Assets		**36,803**		**-**
Total Assets	$	**36,803**	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	9,366	$	-
Current Portion of Loan Payable		9,528		-
Total Current Liabilities		**18,894**		**-**
Loan Payable		10,482		-
Convertible Notes		100,000		-
Accrued Interest on Convertible Notes		2,848		-
Total Liabilities		**132,223**		**-**
STOCKHOLDERS EQUITY				
Common Stock		775		570
Additional Paid in Capital		7,180		-
Subscription Receivable		-		(570)
Retained Earnings/(Accumulated Deficit)		(103,375)		-
Total Stockholders' Equity		**(95,420)**		**-**
Total Liabilities and Stockholders' Equity	$	**36,803**	$	**-**

See accompanying notes to financial statements.

SARCOMATRIX THERAPEUTICS CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	65,120	-
Sales and Marketing	32,128	-
Total operating expenses	97,248	-
Operating Income/(Loss)	(97,248)	-
Interest Expense	6,127	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(103,375)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (103,375)**	**$ -**

See accompanying notes to financial statements.

SARCOMATRIX THERAPEUTICS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2021						
Issuance of Stock	5,700,000	$ 570		$ (570)		$ -
Net income/(loss)					-	-
Balance—December 31, 2022	5,700,000	$ 570	-	(570)	$ -	$ -
Issuance of Stock	2,050,000	205	7,180	570		7,955
Net income/(loss)					(103,375)	(103,375)
Balance—December 31, 2023	7,750,000	$ 775	$ 7,180		$ (103,375)	$ (95,420)

See accompanying notes to financial statements.

SARCOMATRIX THERAPEUTICS CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(103,375)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit Cards		9,366		-
Accrued Interest on Convertible Notes		2,848		
Net cash provided/(used) by operating activities		**(91,161)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		7,955		-
Borrowing on Loan Payable		25,000		-
Repayment of Loan Payable		(4,990)		-
Borrowing on Convertible Notes		100,000		-
Net cash provided/(used) by financing activities		**127,964**		**-**
Change in Cash		36,803		-
Cash—beginning of year		-		-
Cash—end of year	$	**36,803**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,279	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Sarcomatrix Therapeutics Corporation was incorporated on May 20, 2022 in the state of Delaware. The financial statements of Sarcomatrix Therapeutics Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Reno, Nevada.

Sarcomatrix, Inc. is a bio-pharmaceutical company pioneering novel therapeutics that leverage our understanding of muscle biology and tissue regeneration to develop therapies that have potential for broad clinical applicability across multiple disease areas of high unmet need. Our current focus is muscular dystrophy. Muscular dystrophy, a rare disease without a cure, reduces a patient's average life expectancy to 26 years. Our goal is to more than double their life expectancy. Our IP protected vast portfolio of small molecules $\alpha7\beta1$ integrin activators and proteins, used as single agents or in combination with cell/gene therapy, may ultimately cure muscular dystrophy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Sarcomatrix is a preclinical stage-rare disease pharmaceuticals company. The company will generate revenue from developing small-molecule and protein best-in-class therapies that may significantly extend and improve the quality of life for those living with muscle diseases.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $32,128 and $0, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 7,750,000 shares and 5,700,000 shares were issued and outstanding, respectively.

4. DEBT

Loan Payable

The Company had an outstanding term loan payable; details are as follows:

| | Principal | | Borrowing | | For the Year Ended December 2023 | | | For the Year Ended December 2022 | | |
| | | | | | Current | Non-Current | Total | Current | Non-Current | Total |
Debt Instrument Name	Amount	Interest Rate	Period	Maturity Date	Portion	Portion	Indebtedness	Portion	Portion	Indebtedness
American Express National Bank- Loan	$ 25,000	8.98%	3/23/2023	3/27/2026	$ 9,528	$ 10,482	$ 20,010	$ -	$ -	$ -
Total					$ 9,528	$ 10,482	$ 20,010	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	9,528
2025		9,528
2026		954
2027		-
2028		-
Thereafter		-
Total	$	**20,010**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 2023A Note Series	$ 25,000	6.00%	11/14/2023	12/31/2027	193	193	-	25,000	25,193
Convertible Note 2023A Note Series	$ 25,000	6.00%	11/14/2023	12/31/2027	193	193	-	25,000	25,193
Convertible Note 2023A Note Series	$ 25,000	6.00%	03/28/2023	12/31/2027	1,142	1,142	-	25,000	26,142
Convertible Note 2023A Note Series	$ 25,000	6.00%	02/13/2023	12/31/2027	1,319	1,319	-	25,000	26,319
Total	**$ 100,000**				**$ 2,848**	**$ 2,848**	**$ -**	**$ 100,000**	**$ 102,848**

The convertible notes are convertible into common shares at a conversion price. The outstanding principal amount of the Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(21,709)	$	-
Valuation Allowance		21,709		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(21,709)	$	-
Valuation Allowance		21,709		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $103,375, and the Company had state net operating loss ("NOL") carryforwards of approximately $103,375. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 20, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $97,248, an operating cash outflow of $91,161, and liquid assets in cash of $36,803, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.